UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	1Q26 Earnings Release

2.	Unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2026

CI&T Reports 23.2% Organic Revenue Growth in 1Q26, Driven by Strong AI Deployment Momentum and Emerging AI Monetization

New York - May 11, 2026 - CI&T (NYSE: CINT, “Company”), a global partner in tech-integrated business solutions, today announces its results for the first quarter of 2026 (1Q26) in accordance with International Financial Reporting Standards (IFRS® Accounting Standards), as issued by the IASB. For comparison purposes, we refer to the results for the first quarter of 2025 (1Q25). The numbers are presented in U.S. dollars.

First quarter of 2026 (1Q26) highlights

●	Revenue of US$136.6 million, a 23.2% increase compared to US$110.9 million in 1Q25.
●	Revenue growth at constant currency was 15.5% compared to 1Q25.
●	Profit increased by 1.6%, reaching US$7.6 million in 1Q26, compared to US$7.4 million in 1Q25.
●	Adjusted EBITDA increased by 6.3% to US$20.8 million in 1Q26 compared to US$19.6 million in 1Q25, with an Adjusted EBITDA margin of 15.2% in 1Q26.
●	Adjusted Profit increased 6.2% to US$10.2 million in 1Q26 compared to US$9.6 million in 1Q25. Adjusted Profit margin was 7.5% in 1Q26.
●	Diluted earnings per share (EPS) were US$0.06, a 6.9% increase from 1Q25.
●	Adjusted diluted EPS were US$0.08, up 11.8% compared to the same period last year.
●	CI&T ended 1Q26 with 8,015 employees, with an average of 6,600 AI-builders professionals, an 8.3% and 13.3% increase compared to 1Q25, respectively.

Cesar Gon, founder and CEO of CI&T, commented, “Our record start to 2026, marked by 23.2% organic growth in 1Q26, confirms that CI&T is successfully evolving into a global partner for tech-integrated business solutions. We continue to advance two distinct AI-driven growth vectors: AI deployment, which expands revenue through IP-based solutions and AI-adoption engagements, and AI monetization, which expands margins by evolving our pricing models to capture a greater share of the productivity gains and business value created by AI.

These two growth vectors are becoming increasingly visible in our results. 2025 was a very strong year for AI deployment, and this trend has only strengthened in 2026. At the same time, our AI monetization efforts are becoming more tangible: in 1Q26, 20% of new sales were already based on new pricing models. We expect these models to contribute to gross margin expansion over the coming quarters as adoption continues to accelerate. Together with a robust and accelerating sales pipeline, these dynamics give us the confidence to increase our full-year revenue guidance.”

Comments on the 1Q26 financial performance

Revenue reached US$136.6 million in 1Q26, a 23.2% increase from US$110.9 million in 1Q25, or a 15.5% growth at constant currency, marking our sixth consecutive quarter of double-digit organic revenue growth. This performance was underpinned by AI deployment and broad-based demand, characterized by an 18.9% expansion within our top 10 accounts and double-digit growth across nearly all industry verticals, with the exception of a stable Consumer Goods segment. Geographically, Latin America led the acceleration with 33% growth, complemented by 16% and 11% increases in North America and New Markets, respectively.

w w w. c i a n d t . c o m

The cost of services provided was US$96.8 million in 1Q26, a 26.7% increase from 1Q25, primarily driven by unfavorable foreign exchange variation and higher employee expenses due to increased Brazilian payroll taxes.

Gross profit was US$39.8 million, a 15.4% increase compared to 1Q25. Adjusted gross profit reached US$41.8 million in 1Q26, up 13.8% from US$36.7 million in 1Q25. Adjusted gross profit margin was 30.6% in 1Q26.

Selling, general, and administrative (SG&A) and other operating expenses totaled US$25.6 million in 1Q26, a 26.2% increase compared to 1Q25. This increase was primarily driven by sales initiatives to foster revenue growth and amortization expenses, mainly associated with the investments in CI&T Flow, our AI management system.

Adjusted EBITDA reached US$20.8 million in 1Q26, a 6.3% increase from US$19.6 million in 1Q25. In 1Q26, the adjusted EBITDA margin was 15.2%.

Net finance costs totaled US$2.0 million in 1Q26, up 14.2% from 1Q25, primarily driven by lower income from financial investments, partially offset by lower interest expenses on loans and leases. Income tax expense was US$4.6 million in 1Q26, a 7.7% decrease from 1Q25. This decrease was primarily driven by tax benefits from Interest on Equity (JCP) in Brazil and the recognition of deferred tax assets in international operations.

Profit was US$7.6 million in 1Q26, up 1.6% from 1Q25. Adjusted profit was US$10.2 million, an increase of 6.2% compared to 1Q25, with an adjusted profit margin of 7.5%. In 1Q26, diluted EPS was US$0.06, a 6.9% increase from 1Q25. Adjusted diluted EPS were US$0.08, up 11.8% compared to the same period in the prior year.

Business Outlook

We expect our revenue for the second quarter of 2026 to be at least US$140.0 million, representing a 19.5% increase compared to US$117.2 million in 2Q25. This reflects 13.9% year-over-year growth at constant currency.

For the full year of 2026, we are increasing our guidance. We expect our revenue to be in the range of US$555.8 million to US$575.3 million, implying organic revenue growth of 13.5% to 17.5% year over year. This expected growth includes a positive FX impact of around 350 basis points. In addition, we estimate our Adjusted EBITDA margin to be in the range of 17.0% to 19.0%.

These estimates assume an average FX rate of 5.11 BRL/USD in 2Q26 and 5.17 BRL/USD in 2026.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information

Cesar Gon (Founder and CEO), Bruno Guicardi (Founder and President for North America and Europe), Stanley Rodrigues (CFO), and Eduardo Galvão (Director of Investor Relations) will host a video conference call to discuss the 1Q26 financial and operating results on May 11, at 4:30 PM Eastern Time / 5:30 PM BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://youtube.com/live/wsdGmWOVQY4?feature=share.

w w w. c i a n d t . c o m

About CI&T

CI&T (NYSE: CINT) is a global partner in tech-integrated business solutions for 100+ large enterprises and fast-growth clients. With a 30-year track record of helping clients navigate change, CI&T delivers accelerated business impact through deep expertise across AI, strategy, customer experience, software development, cloud services, data, and more. CI&T’s proprietary AI management system, CI&T FLOW, boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. The company operates globally, supported by over 8,000 professionals across 11 countries.

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Revenue at Constant Currency, and Adjusted Diluted EPS. They should be considered in addition to results prepared in accordance with IFRS Accounting Standards, but not as substitutes for results under IFRS Accounting Standards. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Revenue at Constant Currency and Adjusted EBITDA Margin to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, Adjusted EBITDA, Adjusted Profit and Adjusted Diluted EPS we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied to Adjusted Gross profit were: (i) depreciation and amortization related to the costs of services provided; and (ii) share-based compensation expenses.

We calculate Adjusted EBITDA for the periods presented as Profit, plus net finance costs, income tax expense, depreciation and amortization, and share-based compensation expenses.

w w w. c i a n d t . c o m

For the periods presented, the adjustments on Adjusted Profit and Adjusted Diluted EPS were: (i) share-based compensation expenses; (ii) acquisition-related expenses: amortization of intangible assets from acquired companies; and (iii) the tax effects of non-IFRS adjustments.

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe”, “will”, “may”, “may have”, “would”, “estimate”, “continues”, “anticipates”, “intends”, “plans”, “expects”, “budget”, “scheduled”, “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release, including risk related to global economic conditions, clients' demand, and our ability to execute our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

w w w. c i a n d t . c o m

Unaudited condensed consolidated statement of profit or loss

(In thousands of U.S. dollars)

	Quarter ended March 31,
	2026	2025
Revenue	136,608	110,876
Costs of services provided	(96,848)	(76,410)
Gross profit	39,760	34,466

Selling expenses	(11,365)	(8,404)
General and administrative expenses	(15,907)	(12,424)
Impairment reversals on accounts receivable and contract assets	1,226	331
Other income, net	475	242
Operating expenses, net	(25,571)	(20,255)

Operating profit before net finance costs and income tax expense	14,189	14,211

Finance income	5,525	4,812
Finance costs	(7,517)	(6,556)
Net finance costs	(1,992)	(1,744)

Profit before income tax	12,197	12,467

Current	(352)	(1,311)
Deferred	(4,282)	(3,709)
Total income tax expense	(4,634)	(5,020)

Profit for the period	7,563	7,447

Earnings per share
Earnings per share – basic (in US$)	0.06	0.06
Earnings per share – diluted (in US$)	0.06	0.05

In thousand:
Weighted average number of basic shares	129,611	135,018
Weighted average number of diluted shares	130,396	137,204

w w w. c i a n d t . c o m

Unaudited condensed consolidated statement of financial position

(In thousands of U.S. dollars)

Assets	March 31, 2026	December 31, 2025	Liabilities and equity	March 31, 2026	December 31, 2025

Cash and cash equivalents	48,116	47,864	Trade and other payables	6,492	5,192
Account receivable	86,724	97,288	Loans and borrowings	66,164	66,443
Contract assets	56,434	34,260	Lease liabilities	3,125	3,435
Recoverable taxes	3,034	2,103	Salaries and welfare charges	63,347	58,670
Current income tax assets	8,658	8,068	Accounts payable for business acquired	1,474	1,328
Derivatives	130	190	Derivatives	190	512
Other assets	6,827	6,358	Current income tax liabilities	840	760
Total current assets	209,923	196,131	Other taxes payable	3,732	3,266
			Contract liability	4,889	4,021
			Other liabilities	2,540	3,291
Recoverable taxes	818	895	Total current liabilities	152,793	146,918
Current income tax assets	4,366	3,959
Deferred tax assets	813	1,648
Judicial deposits	1,917	1,813	Loans and borrowings	54,709	56,185
Restricted cash	621	589	Deferred tax liabilities	31,169	26,427
Other assets	1,052	1,183	Lease liabilities	4,092	4,868
Property and equipment	7,675	7,354	Provisions for tax and labor risks	717	680
Intangible assets and goodwill	334,882	329,348	Accounts payable for business acquired	4,220	3,905
Right-of-use assets	6,787	7,578	Other liabilities	2,579	2,578
Total non-current assets	358,931	354,367	Total non-current liabilities	97,486	94,643

			Equity
			Share capital	7	7
			Share premium	181,215	183,395
			Treasury share reserve	(28,647)	(30,016)
			Capital reserves	21,288	23,180
			Retained earnings	146,091	138,528
			Other comprehensive loss	(1,379)	(6,157)
			Total equity	318,575	308,937

Total assets	568,854	550,498	Total equity and liabilities	568,854	550,498

w w w. c i a n d t . c o m

Unaudited condensed consolidated statement of cash flows

(In thousands of U.S. dollars)

	March 31, 2026	March 31, 2025
Cash flows from operating activities
Profit for the period	7,563	7,447
Adjustments for:
Depreciation and amortization	5,558	4,398
Loss (gain) on sale and write-off of non-financial assets	109	(4)
Interest and exchange rate changes	739	2,823
Unrealized loss on financial instruments	(278)	(823)
Income tax expenses	4,634	5,020
Impairment reversal on accounts receivable and contract assets	(1,226)	(331)
Share-based compensation	1,047	961
Other	-	4
Changes in operating assets and liabilities
Accounts receivable and contract assets	(6,634)	4,796
Recoverable taxes	(931)	(72)
Trade and other payables	840	(641)
Salaries and welfare charges	1,289	1,627
Contract liabilities	772	(4,655)
Other receivables and payables, net	64	(902)
Cash generated from operating activities	13,546	19,648
Income tax paid	(713)	(324)
Interest paid on loans and borrowings	(1,521)	(1,687)
Interest paid on lease	(220)	(170)
Income tax refund	17	121
Net cash from operating activities	11,109	17,588
Cash flows from investing activities
Acquisition of property and equipment and intangible assets	(3,542)	(3,023)
Net cash used in investing activities	(3,542)	(3,023)
Cash flows from financing activities
Exercised share-based compensation	249	575
Payment of lease liabilities	(1,260)	(1,137)
Proceeds (outflows) from settlement of derivatives	2	(71)
Payment of loans and borrowings	(4,471)	(3,172)
Repurchase of treasury shares	(3,330)	(7,324)
Net cash used in financing activities	(8,810)	(11,129)
Net increase (decrease) in cash and cash equivalents	(1,243)	3,436
Cash and cash equivalents as of January 1	47,864	56,621
Exchange variation effect on cash and cash equivalents	1,495	2,756
Cash and cash equivalents as of March 31	48,116	62,813

w w w. c i a n d t . c o m

Revenue Distribution

(In thousands of U.S. dollars)

Revenue by Industry (in USD thousand)	1Q26	1Q25	Var. 1Q26 x 1Q25
Financial Services	51,185	37,246	37.4%
Retail and Industrial Goods	27,945	24,221	15.4%
Consumer Goods	22,841	22,869	-0.1%
Technology and Telecommunications	16,086	11,388	41.3%
Life Sciences	10,471	9,057	15.6%
Other	8,080	6,095	32.6%
Total	136,608	110,876	23.2%

Revenue by Geography (in USD thousand)	1Q26	1Q25	Var. 1Q26 x 1Q25
Latin America	66,101	49,687	33.0%
North America	57,047	49,059	16.3%
New Markets	13,460	12,130	11.0%
Total	136,608	110,876	23.2%

Top Clients	1Q26	1Q25	Var. 1Q26 x 1Q25
Top Client	14,699	11,758	25.0%
Top 10 Clients	55,382	46,566	18.9%

w w w. c i a n d t . c o m

Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Revenue Growth at Constant Currency	1Q26
Reported Revenue Growth	23.2%
Foreign Exchange Rates Impact	-7.7%
Revenue Growth at Constant Currency	15.5%

Adjusted Gross Profit (in USD thousand)	1Q26	1Q25	Var. 1Q26 x 1Q25
Revenue	136,608	110,876	23.2%
Cost of Services Provided	(96,848)	(76,410)	26.7%
Gross Profit	39,760	34,466	15.4%
Adjustments
Depreciation and amortization (cost of services provided)	1,546	1,502	2.9%
Share-based compensation	503	758	-33.6%
Adjusted Gross Profit	41,809	36,726	13.8%
Adjusted Gross Profit Margin	30.6%	33.1%	-2.5p.p

Adjusted EBITDA (in USD thousand)	1Q26	1Q25	Var. 1Q26 x 1Q25
Profit for the period	7,563	7,447	1.6%
Adjustments
Net finance cost	1,992	1,744	14.2%
Income tax expense	4,634	5,020	-7.7%
Depreciation and amortization	5,558	4,397	26.4%
Share-based compensation	1,047	961	8.9%
Adjusted EBITDA	20,794	19,570	6.3%
Adjusted EBITDA Margin	15.2%	17.6%	-2.4p.p

Adjusted Profit (in USD thousand)	1Q26	1Q25	Var. 1Q26 x 1Q25
Profit for the period	7,563	7,447	1.6%
Adjustments
Acquisition-related expenses (1)	2,102	2,006	4.8%
Share-based compensation	1,047	961	8.9%
Tax effects on non-IFRS adjustments	(503)	(804)	-37.4%
Adjusted Profit	10,209	9,611	6.2%
Adjusted Profit Margin	7.5%	8.7%	-1.2p.p

w w w. c i a n d t . c o m

Adjusted Diluted EPS (in USD)	1Q26	1Q25	Var. 1Q26 x 1Q25
Diluted EPS	0.06	0.05	6.9%
Adjustments
Acquisition-related expenses (1)	0.02	0.01	10.3%
Share-based compensation	0.01	0.01	14.6%
Tax effects on non-IFRS adjustments (2)	-	(0.01)	-34.2%
Adjusted Diluted EPS	0.08	0.07	11.8%

Notes:

(1)	Adjusted Profit and Adjusted Diluted EPS include amortization of intangible assets from acquired companies totaling (US$2,102) thousand in 1Q26 and (US$2,006) thousand in 1Q25.
(2)	The calculation of the tax effect on non-IFRS Accounting Standards adjustments considers the nature of the expense, whether it is deductible or not, as well as whether it is a temporary or permanent difference. We also evaluate the tax scenario of each entity, taking into account whether deferred income tax assets would be realizable. Then, we apply the corresponding tax rate for the entity.

Note: Percentage variations and totals presented throughout this document are calculated based on unrounded figures, while the numbers displayed in the tables and text are rounded. Consequently, variations may differ from calculations performed using the figures shown.

w w w. c i a n d t . c o m

CI&T

Inc.

Unaudited condensed consolidated interim

financial statements

March 31, 2026

Content

Unaudited condensed consolidated statement of financial position	3

Unaudited condensed consolidated statement of profit or loss	4

Unaudited condensed consolidated statement of other comprehensive income	5

Unaudited condensed consolidated statement of changes in equity	6

Unaudited condensed consolidated statement of cash flows	8

Notes to the unaudited condensed consolidated interim financial statements	9

CI&T Inc. Unaudited condensed consolidated statement of financial position as of March 31, 2026 and December 31, 2025 (In thousands of United States dollars – US$)

Assets	Note	March 31, 2026	December 31, 2025	Liabilities and equity	Note	March 31, 2026	December 31, 2025

Cash and cash equivalents	5	48,116	47,864	Trade and other payables		6,492	5,192
Accounts receivable	6.1	86,724	97,288	Loans and borrowings	8	66,164	66,443
Contract assets	6.2	56,434	34,260	Lease liabilities		3,125	3,435
Recoverable taxes		3,034	2,103	Salaries and welfare charges	9	63,347	58,670
Current income tax assets		8,658	8,068	Accounts payable for business acquired		1,474	1,328
Derivatives	10	130	190	Derivatives	10	190	512
Other assets		6,827	6,358	Current income tax liabilities		840	760
				Other taxes payable		3,732	3,266
				Contract liability		4,889	4,021
				Other liabilities		2,540	3,291

Total current assets		209,923	196,131	Total current liabilities		152,793	146,918

Recoverable taxes		818	895	Loans and borrowings	8	54,709	56,185
Current income tax assets		4,366	3,959	Deferred tax liabilities	15.2	31,169	26,427
Deferred tax assets	15.2	813	1,648	Lease liabilities		4,092	4,868
Judicial deposits		1,917	1,813	Provisions for tax and labor risks		717	680
Restricted cash		621	589	Accounts payable for business acquired		4,220	3,905
Other assets		1,052	1,183	Other liabilities		2,579	2,578
Property and equipment		7,675	7,354
Intangible assets and goodwill	7	334,882	329,348
Right-of-use assets		6,787	7,578

Total non-current assets		358,931	354,367	Total non-current liabilities		97,486	94,643

				Equity	11
				Share capital		7	7
				Share premium		181,215	183,395
				Treasury share reserve		(28,647)	(30,016)
				Capital reserves		21,288	23,180
				Retained earnings		146,091	138,528
				Other comprehensive loss		(1,379)	(6,157)

				Total equity		318,575	308,937

Total assets		568,854	550,498	Total equity and liabilities		568,854	550,498

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three months ended March 31, 2026 and 2025

(In thousands of United States dollars – US$, except basic and diluted result per share)

	Note	March 31, 2026	March 31, 2025

Revenue	12	136,608	110,876

Costs of services provided	13	(96,848)	(76,410)
Gross profit		39,760	34,466

Selling expenses	13	(11,365)	(8,404)
General and administrative expenses	13	(15,907)	(12,424)
Impairment reversals on accounts receivable and contract assets	13	1,226	331
Other income, net	13	475	242
Operating expenses, net		(25,571)	(20,255)

Operating profit before net finance costs and income tax expense		14,189	14,211

Finance income	14	5,525	4,812
Finance costs	14	(7,517)	(6,556)
Net finance costs		(1,992)	(1,744)

Profit before income tax		12,197	12,467
Income tax expense
Current	15	(352)	(1,311)
Deferred	15	(4,282)	(3,709)
Total income tax expense		(4,634)	(5,020)

Profit for the period		7,563	7,447

Profit attributable to:
Equity holders of the Parent Company		7,563	7,447

Earnings per share
Earnings per share – basic (in US$)		0.06	0.06
Earnings per share – diluted (in US$)		0.06	0.05

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4

CI&T Inc. Unaudited condensed consolidated statement of other comprehensive income For the three months ended March 31, 2026 and 2025 (In thousands of United States dollars – US$)

	March 31, 2026	March 31, 2025

Profit for the period	7,563	7,447

Other comprehensive income:

Items that are or may be reclassified subsequently to the statement of profit or loss

Cash flow hedges – effective portion of changes in fair value – net of tax	-	1,296
Foreign operations - foreign currency translation differences	4,778	8,636
Total other comprehensive income	4,778	9,932

Total comprehensive income for the period	12,341	17,379

Total comprehensive income attributed to
Equity holders of the Parent Company	12,341	17,379

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

5

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the three months ended March 31, 2026 and 2025 (In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2025		7	183,395	(30,016)	23,180	138,528	(6,157)	308,937
Comprehensive income for the period
Profit for the period		-	-	-	-	7,563	-	7,563
Foreign operations - foreign currency translation differences		-	-	-	-	-	4,778	4,778
Total comprehensive income for the period		-	-	-	-	7,563	4,778	12,341

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	11.2	-	-	(3,330)	-	-	-	(3,330)
Equity settled share-based payment		-	-	-	937	-	-	937
Restricted stock units settled		-	(1,706)	3,976	(2,829)	-	-	(559)
Share options exercised		-	(456)	686	-	-	-	230
Incentive stock options exercised		-	(18)	37	-	-	-	19
Total contributions and distribution and constitution of reserves		-	(2,180)	1,369	(1,892)	-	-	(2,703)

Balances as of March 31, 2026		7	181,215	(28,647)	21,288	146,091	(1,379)	318,575

6

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the three months ended March 31, 2026 and 2025 (In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of January 1, 2025		7	186,333	(6,457)	26,659	97,908	(24,326)	280,124
Comprehensive income for the period
Profit for the period		-	-	-	-	7,447	-	7,447
Foreign operations - foreign currency translation differences		-	-	-	-	-	8,636	8,636
Cash flow hedges – net of taxes		-	-	-	-	-	1,296	1,296
Total comprehensive income for the period		-	-	-	-	7,447	9,932	17,379

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired		-	-	(7,324)	-	-	-	(7,324)
Equity settled share-based payment		-	(6)	-	443	-	-	437
Restricted stock units settled		-	(312)	863	(980)	-	-	(429)
Share options exercised		-	(760)	1,234	-	-	-	474
Incentive stock options exercised		-	(82)	183	-	-	-	101
Total contributions and distribution and constitution of reserves		-	(1,160)	(5,044)	(537)	-	-	(6,741)

Balances as of March 31, 2025		7	185,173	(11,501)	26,122	105,355	(14,394)	290,762

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

7

CI&T Inc. Unaudited condensed consolidated statement of cash flows For the three months ended on March 31, 2026 and 2025 (In thousands of United States dollars – US$)

	Notes	March 31, 2026	March 31, 2025
Cash flows from operating activities
Profit for the period		7,563	7,447
Adjustments for:
Depreciation and amortization	13	5,558	4,398
Loss (gain) on sale and write-off of non-financial assets		109	(4)
Interest and exchange rate changes		739	2,823
Unrealized gain on financial instruments	10	(278)	(823)
Income tax expenses	15	4,634	5,020
Impairment reversal on accounts receivable and contract assets	6	(1,226)	(331)
Share-based compensation	13	1,047	961
Other		-	4

Changes in operating assets and liabilities
Accounts receivable and contract assets		(6,634)	4,796
Recoverable taxes		(931)	(72)
Trade and other payables		840	(641)
Salaries and welfare charges		1,289	1,627
Contract liabilities		772	(4,655)
Other receivables and payables, net		64	(902)

Cash generated from operating activities		13,546	19,648

Income tax paid		(713)	(324)
Interest paid on loans and borrowings	8	(1,521)	(1,687)
Interest paid on lease		(220)	(170)
Income tax refund		17	121

Net cash from operating activities		11,109	17,588

Cash flows from investing activities
Acquisition of property and equipment and intangible assets		(3,542)	(3,023)

Net cash used in investing activities		(3,542)	(3,023)

Cash flows from financing activities
Exercised share-based compensation		249	575
Payment of lease liabilities		(1,260)	(1,137)
Proceeds (outflows) from settlement of derivatives	10	2	(71)
Payment of loans and borrowings	8	(4,471)	(3,172)
Repurchase of treasury shares	11.2	(3,330)	(7,324)

Net cash used in financing activities		(8,810)	(11,129)

Net increase (decrease) in cash and cash equivalents		(1,243)	3,436

Cash and cash equivalents as of January 1		47,864	56,621

Exchange variation effect on cash and cash equivalents		1,495	2,756

Cash and cash equivalents as of March 31		48,116	62,813

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

8

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

1.	Reporting entity

CI&T Inc. (“CI&T” or “Parent Company”) is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. The Parent Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, data analytics, cloud migration and mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021 CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (the “SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

1.1	Organizational structure

The Parent Company did not have any changes to its direct and indirect subsidiaries compared to those presented in the consolidated financial statements for the year ended December 31, 2025, except for: (i) CI&T Mexico, which started operations during the first quarter of 2026; (ii) CI&T Australia was dissolved on March 16, 2026; and (iii) CI&T Financial and CI&T Fintech, both of them located in the United States, which are inactive as of March 31, 2026, and are in the process of closing their activities.

2.	Basis of accounting

These unaudited condensed consolidated interim financial statements as of March 31, 2026, and for the three months ended March 31, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2025 ('last annual financial statements'). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board “IASB” (IFRS Accounting Standards). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Parent Company's Board of Directors on May 08, 2026.

2.1	Seasonality of operations

The business activities carried on by the Group entities, and their transactions are not highly cyclical or seasonal in nature.

2.2	Accounting standards issued but not yet effective

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of new amendments effective as of January 1st, 2026, as disclosed in explanatory note 3.25 to the consolidated financial statements for December 31, 2025, which did not have a material impact on the Group's unaudited condensed consolidated interim financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

9

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

3.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements of the Parent Company, along with those of its subsidiaries, are measured using the currency of the primary economic environment in which each entity operates, referred to as the "functional currency." For the Parent Company, this functional currency is the Brazilian Reais (R$). For presentation purposes, these unaudited condensed consolidated interim financial statements are expressed in United States dollars (US$).

4.	Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments and estimates about the future that affect the application of the Group's accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

4.1	Fair value Measurement

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. When available, observable market data is used, and third-party valuations are assessed to ensure compliance with accounting standards and appropriate classification within the fair value hierarchy. Fair values are categorized into Level 1 (quoted prices in active markets) and Level 2 (observable inputs other than quoted prices). The Group does not hold assets or liabilities that are categorized within Level 3 of the fair value hierarchy, which involves unobservable inputs. There were no transfers between Level 1 and Level 2 fair value measurements during the period, and no transfers into or out of Level 3 fair value measurements during 2026.

10

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

5.	Cash and cash equivalents

	Weighted average rate (p. a.)	March 31, 2026	December 31, 2025

Cash and bank balances		8,209	12,290
Short-term financial investments
Short-term financial investments – Brazilian reais	14.63%	17,948	9,639
Short-term financial investments – US dollars	2.70%	17,413	21,787
Short-term financial investments – Pound sterling	2.49%	3,598	2,515
Short-term financial investments – Canadian dollar	0.40%	461	1,153
Short-term financial investments – Chinese yuan	1.30%	487	480

Total		48,116	47,864

Short-term financial investments mainly consist of fixed-income instruments issued by financial institutions. These instruments earn interest at market-based rates and are held for cash management purposes.

6.	Accounts receivable and contract assets

6.1	Accounts receivable

The balances of accounts receivable are presented as follows:

	March 31, 2026	December 31, 2025
Accounts receivable - in R$ – from Brazil based customers	48,321	53,842
Accounts receivable - in US$ – from United States based customers	29,641	38,549
Accounts receivable – other currencies - from other foreign based customers	9,379	6,777
(-) Expected credit losses	(617)	(1,880)

Accounts receivable, net	86,724	97,288

The balance of accounts receivable by maturity date is as follows:

	March 31, 2026	December 31, 2025
Current	77,720	90,184
Overdue:
from 1 to 60 days	5,472	6,250
61 to 360 days	2,222	897
Over 360 days	1,927	1,837
(-) Expected credit losses	(617)	(1,880)

Total	86,724	97,288

11

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the allowance for credit expected losses is as follows:

Expected credit losses

December 31, 2025	(1,880)
Addition	(387)
Reversal	1,729
Translation to presentation currency	(79)

March 31, 2026	(617)

As of March 31, 2026, the average expected credit loss rate under the method applied by the Group was 0.03% (0.03% as of December 31, 2025), except for certain credit-impaired customers with fully impaired balances, resulting in an expected credit loss amounting to US$ 596 (of the total of US$ 617). As of December 31, 2025, such credit-impaired customers with fully impaired balances resulted in an expected credit loss amounting to US$ 1,857 (of the total of US$ 1,880).

6.2	Contract assets

The balances of contract assets are presented as follows:

	March 31, 2026	December 31, 2025
Contract assets - in R$ – from Brazil based customers	37,786	22,715
Contract assets - in US$ – from United States based customers	14,820	8,343
Contract assets – other currencies - from other foreign based customers	3,954	3,212
(-) Expected credit losses	(126)	(10)

Contract assets, net	56,434	34,260

The rollforward of the allowance for expected losses is as follows:

Expected credit losses

December 31, 2025	(10)
Addition	(160)
Reversal	44
Translation to presentation currency	-

March 31, 2026	(126)

12

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

7.	Intangible assets and goodwill

The rollforward of intangible assets is as follows:

Cost	Weighted average rate (p.a.)	December 31, 2025	Additions	Transfers	Translation to presentation currency	March 31, 2026
Customer relationship		58,732	-	-	902	59,634
Software		22,009	7	3,435	1,220	26,671
Software in progress		4,592	2,833	(3,435)	203	4,193
Non-compete agreement		2,708	-	-	163	2,871
Other		6,223	-	-	362	6,585
Goodwill		278,539	-	-	5,156	283,695
		372,803	2,840	-	8,006	383,649

Amortization
Customer relationship	13.18%	(26,443)	(1,912)	-	(705)	(29,060)
Software	24.93%	(9,395)	(1,510)	-	(500)	(11,405)
Non-compete agreement	20.00%	(2,224)	(216)	-	(138)	(2,578)
Other	5.00%	(5,393)	(14)	-	(317)	(5,724)
		(43,455)	(3,652)	-	(1,660)	(48,767)

Total		329,348	(812)	-	6,346	334,882

13

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

8.	Loans and borrowings

The loans and borrowings rollforward are summarized as follows:

	Nominal interest rate	Year of maturity	December 31, 2025	Proceeds from loans and borrowings	Payments related to loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	March 31, 2026
In US$
Advance on foreign exchange contract	5.15%	2026	25,711	-	-	-	318	(1,365)	1,366	26,030
Export credit note	SOFR + 2.33%	2026	9,120	-	-	(146)	135	(480)	481	9,110
Working capital loan	SOFR + 2.60% to 5.02%	2026 to 2028	55,299	-	(1,806)	(71)	844	(2,903)	2,897	54,260
			90,130	-	(1,806)	(217)	1,297	(4,748)	4,744	89,400

In R$
Export credit note	CDI + 1.75%	2026 to 2028	32,498	-	(2,665)	(1,304)	1,221	-	1,723	31,473
			32,498	-	(2,665)	(1,304)	1,221	-	1,723	31,473

Total			122,628	-	(4,471)	(1,521)	2,518	(4,748)	6,467	120,873

Current			66,443							66,164
Non-current			56,185							54,709

The Group’s loan and borrowings bear fixed or variable interest rate indexed to market reference rates such as the Secured Overnight Financing Rate (“SOFR”) or Interbank Deposit Certificate (“CDI” - an average of interbank overnight rates in Brazil).

The loans and borrowings are not secured by property and equipment or accounts receivable.

14

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

8.1	Covenants

The Group has restrictive covenants in some of its loans and financing agreements, as disclosed in the last annual financial statements, and summarized below:

Restrictive clause related to:	Measurement frequency	Indicators	Required	Result
Export credit note	Annual - on December 31, 2025	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance
Working capital	Annual - on December 31, 2025	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance

(a)	Net debt means total loans, less cash and cash equivalents.
(b)	EBITDA means Earnings Before Interest, Tax, Depreciation and Amortization, where Interest refers to net finance costs.

9.	Salaries and welfare charges

	March 31, 2026	December 31, 2025

Accrued vacation and charges	30,706	25,830
Bonus	8,431	11,407
Salaries	8,270	7,726
Payroll charges	5,798	5,435
Withholding income tax	5,144	6,498
Christmas bonuses	4,004	534
Other	994	1,240

Total	63,347	58,670

10.	Derivatives

The Group enters into derivative financial instruments exclusively to manage financial risks arising from its financing activities.

The Group has two interest rate swap contracts outstanding as of March 31, 2026. Both instruments are used to manage the exposure to interest rate volatility associated with the Group’s loans and borrowings.

These instruments are settled in cash and do not require initial investments other than normal collateral practices, when applicable.

	March 31, 2026

Maturity	Notional in (US$)	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	9,000	SOFR overnight	3.09%	130
07/07/2026	3,148	CDI	US$ variation + 4.90%	(190)
Total				(60)

	December 31, 2025

Maturity	Notional in (US$)	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	9,000	SOFR overnight	3.09%	190
07/07/2026	4,479	CDI	US$ variation + 4.90%	(512)
Total				(322)

15

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the derivatives is as follows:

Interest rate swaps

December 31, 2025	(322)
Gains recognized in the statement of profit or loss	278
Loss on settlement of derivatives	(2)
Translation adjustment	(14)
March 31, 2026	(60)

Asset position on derivative financial instruments	130
Liability position on derivative financial instruments	(190)

11.	Equity

11.1	Share capital

As of March 31, 2026, the total issued share capital is US$ 7 with a par value of US$ 0.00005. The rollforward of share capital is as follows:

	Amount of	Number of common nominative shares
	share capital	Total	Class A	Class B

December 31, 2025	7	134,579,406	23,802,836	110,776,570
Class B converted to class A	-	-	166,122	(166,122)
March 31, 2026	7	134,579,406	23,968,958	110,610,448

According to the Parent Company's Articles of Association, the outstanding Class B common shares are convertible at any time at the option of the holder into Class A common shares.

11.2	Treasury share reserve

On September 12, 2025, the Board of Directors approved a new share repurchase program, authorizing the repurchase of up to five million of its outstanding class A common shares up to December 31, 2026. The rollforward of the treasury share reserve is as follows:

	Number of shares	Average cost

December 31, 2025	5,719,653	(30,016)
Share buyback	685,539	(3,330)
Equity awards settled in treasury stock	(358,288)	4,699
March 31, 2026	6,046,904	(28,647)

16

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

12.	Revenue

12.1	Revenue by nature of service

The Group primarily generates revenue through the provision of services summarized by nature in the table below:

	March 31, 2026	March 31, 2025

Software development revenue	129,423	106,334
Consulting revenue	3,672	1,465
Software maintenance revenue	2,901	2,659
Other revenue	612	418

Total revenue	136,608	110,876

12.2	Revenue by industry vertical

The following table sets forth the revenue by industry vertical for the periods indicated:

	March 31, 2026	March 31, 2025

By industry vertical
Financial services	51,185	37,246
Retail and industrial goods	27,945	24,221
Consumer goods	22,841	22,869
Technology and telecommunications	16,086	11,388
Life sciences	10,471	9,057
Other	8,080	6,095

Total revenue	136,608	110,876

12.3	Revenue by country

The table below summarizes revenues by country:

	March 31, 2026	March 31, 2025

Brazil	66,101	49,687
United States of America	57,047	49,059
Other countries	13,460	12,130

Total revenue	136,608	110,876

Revenue by country was determined based on the country in which the sale occurred.

12.4	Revenue by client concentration

Revenue generated from a single external customer represents 10.8% of the Group’s total revenues as of March 31, 2026 (10.6% as of March 31, 2025).

17

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

13.	Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	March 31, 2026	March 31, 2025

Employee expenses	(103,839)	(82,396)
Third-party services and other inputs	(8,771)	(6,431)
Depreciation and amortization	(5,558)	(4,398)
Travel expenses	(1,474)	(1,070)
Share-based compensation	(1,047)	(961)
Impairment reversals on accounts receivable and contract assets	1,226	331
Other costs and expenses	(2,956)	(1,740)

Total	(122,419)	(96,665)

14.	Net finance costs

	March 31, 2026	March 31, 2025

Finance income:	5,525	4,812
Foreign-exchange gain	4,425	1,777
Gains on derivatives	421	1,357
Interest income on other assets	352	386
Income from financial investments	314	970
Other finance income	13	322

Finance costs:	(7,517)	(6,556)
Interest and charges on loans and leases	(2,738)	(3,115)
Foreign-exchange loss	(4,142)	(2,428)
Interest expenses on other liabilities	(188)	(169)
Loss on derivatives	(143)	(534)
Other finance costs	(306)	(310)

Net finance costs	(1,992)	(1,744)

18

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

15.	Income tax expense

The income tax expense recognized in profit or loss for the periods are shown as follows:

	March 31, 2026	March 31, 2025

Current income tax	(352)	(1,311)
Deferred income tax	(4,282)	(3,709)

Total income tax (expenses)	(4,634)	(5,020)

15.1	Effective tax rate reconciliation

The nominal tax rate was computed based on the Brazilian tax law, taking into account the combined income tax and social contribution tax rate given that Brazil is currently the main operation of the Group. The reconciliation of the effective tax rate with the average nominal tax rate is as follows:

	March 31, 2026	March 31, 2025

Profit before income tax	12,197	12,467
Nominal income tax rate	34%	34%
Tax expenses per nominal income tax rate	(4,147)	(4,239)

Tax benefits incentives	756	126
Tax rate differences on subsidiaries	(359)	666
Permanent differences	(164)	(233)
Tax losses for which no deferred tax asset is recognized	(578)	(891)
Other	(142)	(449)

Income tax expenses	(4,634)	(5,020)

Effective rate	38.00%	40.00%

19

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

15.2	Movement in deferred tax balances

	December 31, 2025	Recognized in profit or loss	Reclassification	Translation to presentation currency	March 31, 2026	Assets	Liabilities
Goodwill	(33,285)	(2,305)	-	(1,639)	(37,229)	-	(37,229)
Provisions	1,420	(376)	-	54	1,098	1,098	-
Property and equipment	263	109	-	23	395	395	-
Derivatives	110	(95)	-	6	21	21	-
Bonus accrued	3,354	(3,010)	-	144	488	488	-
Intangible assets	(624)	24	-	28	(572)	1,583	(2,155)
Share-based compensation	3,102	(459)	-	88	2,731	2,731	-
Lease	173	(77)	12	7	115	115	-
Other temporary differences	95	36	(12)	-	119	119	-
Tax loss carryforward	613	1,871	-	(6)	2,478	2,478	-
Total	(24,779)	(4,282)	-	(1,295)	(30,356)	9,028	(39,384)
Offset of deferred taxes						(8,215)	8,215
Net Tax assets (liabilities)	(24,779)				(30,356)	813	(31,169)

20

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

16.	Financial risk management

16.1	Fair value hierarchy

The following table presents the carrying amounts and fair values of financial assets and financial liabilities, along with their respective levels in the fair value hierarchy. It excludes fair value information for financial assets and financial liabilities that are not measured at fair value, provided the carrying amount is a reasonable approximation of fair value.

			March 31, 2026
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	10	2	130	130
Short-term financial investments	5	2	39,907	39,907

Financial liabilities
Derivative financial instruments	10	2	(190)	(190)
Loans and borrowings	8	2	(122,851)	(120,873)

			December 31, 2025
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	10	2	190	190
Short-term financial investments	5	2	35,574	35,574

Financial liabilities
Derivative financial instruments	10	2	(512)	(512)
Loans and borrowings	8	2	(121,935)	(122,628)

For other financial instruments recognized by the Group, due to their short-term nature, their carrying amounts approximate fair value and therefore they are not included in the fair value disclosures nor in the fair value hierarchy. It includes accounts receivable and trade and other payables.

17.	Related parties

17.1	Transactions with key management personnel

	March 31, 2026	March 31, 2025
Direct compensation	892	674
Share-based compensation program	12	19

The Group has no additional post-employment obligation and no other long-term benefits, such as premium leave or severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members. These expenses are recognized in general and administrative expenses.

18.	Operating segments

Operating segments are defined based on business activities that reflect how the Chief Operating Decision Maker (“CODM”) reviews financial information within the decision-making process.

The Group's CODM is the Group's Board of Directors. The CODM oversees operational decisions related to resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

21

CI&T Inc. Notes to the unaudited condensed consolidated interim financial statements March 31, 2026 (In thousands of United States dollars – US$, unless otherwise indicated)

19.	Non-cash transaction

	Additions of property and equipment	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total
As of March 31, 2026

Property and equipment	690	-	-	690
Right-of-use assets	-	42	-	42
Trade and other payables	(690)	-	-	(690)
Lease liabilities	-	(42)	-	(42)
Equity settled share-based payment exercised	-	-	(4,699)	(4,699)
Treasury shares reissued	-	-	4,699	4,699

	Additions of property and equipment	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total
As of March 31, 2025

Property and equipment	86	-	-	86
Right-of-use assets	-	(276)	-	(276)
Trade and other payables	(86)	-	-	(86)
Lease liabilities	-	276	-	276
Equity settled share-based payment exercised	-	-	(2,280)	(2,280)
Treasury shares reissued	-	-	2,280	2,280

20.	Subsequent events

On May 8, 2026, the subsidiary CI&T Brazil obtained funding of US$ 10,000 related to an Advance on Foreign Exchange Contract (“ACC”), bearing a nominal annual interest rate of 4.75%, with a single payment of principal and interest due in May 2027. The proceeds are used for general corporate purposes.

22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer